Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

March 27, 2019

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AdvisorShares Trust (the “Registrant)
File Nos. 333-157876 and 811-22110

Dear Ms. Larkin:

This letter responds to comments relating to the Registrant’s Post-Effective Amendment No. 142 (“PEA No. 142”) filed on January 28, 2019 for the purpose of registering shares of the AdvisorShares Pure Cannabis ETF (the “Fund”). For ease of reference, set forth below are your comments followed by the Registrant’s responses. Unless otherwise noted, capitalized terms have the same meaning as those contained in PEA No. 142.

1.	Comment. Please supplementally provide a list of expected initial constituents of the Fund’s portfolio.

Response. Attached as Appendix A is a list of the potential initial constituents of the Fund’s portfolio. Registrant represents that the list of initial constituents of the Fund’s portfolio will not be finalized until the commencement of operations.

2.	Comment. Please provide information to show that there is a sufficient tie between the marijuana/hemp industry and companies “that are registered with the DEA specifically for the purpose of handling marijuana for lawful research and development of cannabis or cannabinoid-related products”.

Response. Registrant has determined to remove the referenced language from the Fund’s 80% investment policy and instead to include the securities of such companies in the Fund’s 20% investment bucket. Registrant represents that the relevant disclosure has been revised as follows –

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 27, 2019

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of companies that derive at least 50% of their net revenue from the marijuana and hemp business ~~industry or that are registered with the DEA specifically for the purpose of handling marijuana for lawful research and development of cannabis or cannabinoid-related products~~ and in derivatives or other instruments that have economic characteristics similar to such securities. ~~The Fund will use derivatives, including total return swaps, index swaps, equity basket swaps, or futures, to seek exposure to U.S. and foreign cannabis-related equity securities.~~ The Fund primarily ~~also~~ will ~~directly~~ invest in exchange-listed equity securities, including common and preferred stock, of mid- and small-capitalization companies. The Fund also may use derivatives, including total return swaps, index swaps, equity basket swaps, or futures, to seek exposure to such U.S. and foreign cannabis-related equity securities. The Advisor may seek investment opportunities through initial public offerings (“IPOs”).

In addition to its investment in securities of companies that derive a significant portion of their revenue from the marijuana and hemp business, the Fund may invest in securities of companies that, in the opinion of the Advisor, may have current or future revenues from cannabis-related business or that are registered with the DEA specifically for the purpose of handling marijuana for lawful research and development of cannabis or cannabinoid-related products.

3.	Comment. The staff notes that in the 80% policy there is reference to the marijuana and hemp industry. Please explain what industry means in that context.

Response. Registrant represents that it has replaced the word “industry” with the word “business”. Please see the response to comment no. 2 above.

4.	Comment. Please explain how the Fund’s investment adviser knows that companies are registered with the DEA.

Response. According to the Fund’s investment adviser, both the investment adviser and the Fund’s administrator review the DEA’s online registration database at www.deanumber.com.

5.	Comment. Please confirm whether the principal investment strategy has a 20% bucket and, if so, please add disclosure describing what investments fall into that bucket.

Response. Please see the response to comment no. 2 above. In addition to those securities, Registrant represents that other cannabis-related investments that do not fall within the 80% policy may be part of the 20% bucket. Registrant represents that it has clarified the principal investment strategy disclosure accordingly.

6.	Comment. The staff notes the following as the first sentence of the second paragraph of the summary principal investment strategies section – “The Fund will use derivatives, including total return swaps, index swaps, equity basket swaps, or futures, to seek exposure to U.S. and foreign cannabis-related equity securities.” It is unclear whether these investments are tied to the 80% policy or fall into the 20% bucket. Please also clarify what is meant by “cannabis-related equity securities”.

Response. Registrant represents that it has combined the first two paragraphs to make it clear that the sentences in the second paragraph relate to the 80% policy. Please see the response to comment no. 2 above.

March 27, 2019

7.	Comment. Please add “including U.S. federal and state laws” to the end of the third paragraph of the summary principal investment strategies section.

Response. Registrant represents that the requested disclosure has been added.

8.	Comment. In the principal risks sections, is the subparagraph “Non-U.S. Regulation of Marijuana” under “Cannabis-Related Company Risk” referring to Canada or more broadly to international markets?

Response. Registrant represents that the referenced subparagraph refers more broadly to international markets.

9.	Comment. Please add disclosure to the prospectus regarding the 60 days notice to shareholders that is required before changing the Fund’s Rule 35d-1 80% policy.

Response. Registrant represents that its format is to disclose the Rule 35d-1 notice requirement as a non-fundamental policy in its Statement of Additional Information, which is incorporated by reference into the prospectus. Registrant notes that Form N-1A does not require that the notice requirement be disclosed directly in the prospectus.

10.	Comment. The staff notes that in the Statement of Additional Information there is an asterisk at the end of fundamental investment policy no. 7, but no text seems to be tied to that asterisk.

Response. Registrant represents that it has added the missing text to the SAI.

11.	Comment. The staff requests that a legal opinion from outside counsel be included as an exhibit to the registration statement confirming that the Fund complies with all applicable U.S. federal and state laws and foreign laws.

Response. Registrant represents that it will file a legal opinion as an exhibit to the Fund’s registration statement as requested.

*****

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

APPENDIX A

Potential Stock List for AdvisorShares Pure Cannabis ETF
(NYSE, NASDAQ, TSX, TSXV)

Name	Ticker	Exchange
Cronos Group	CRON	NASDAQ
Tilray	TLRY	NASDAQ
Insys	INSY	NASDAQ
Corbus	CRBP	NASDAQ
Cara Therapeutics	CARA	NASDAQ
Village Farms International Inc	VFF	NASDAQ
Neptune Wellness	NEPT	NASDAQ

Innovative Industrial Properties	IIPR	NYSE
HEXO Corp	HEXO	NYSE American
Aurora Cannabis	ACB	NYSE
Aphria	APHA	NYSE
CannTrust	CTST	NYSE
Canopy Growth	CGC	NYSE

Supreme Cannabis	FIRE	TSX
Green Organic Dutchman Holdings	TGOD	TSX
Cannimed Therapeutics	CMED	TSX
Organigram	OGI	TSXV
Namaste Technologies	N	TSXV
National Access Cannabis	META	TSXV
Newstrike Brands	HIP	TSXV
Auxly Cannabis Group	XLY	TSXV
Canopy Rivers	RIV	TSXV
Emerald Health	EMH	TSXV
Aleafia Health	ALEF	TSXV
Vivo Cannabis	VIVO	TSXV
Radient Technologis	RTI	TSXV
WeedMD	WMD	TSXV
Khiron Life Sciences	KHRN	TSXV